EXHIBIT 12

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

(in thousands of dollars, except ratio data)

	Year Ended December 30, 2007	Year Ended December 31, 2006
Fixed Charge Computation

Interest Expense:
Net Interest Expense	$197,997	$93,664
Plus Capitalized Interest	468	2,148

Gross Interest	198,465	95,812
Amortization of Debt Discount	2,352	1,174
Interest Component of Rent Expense (a)	5,679	5,287

Total Fixed Charges	$206,496	$102,273

Earnings Computation

Income (Loss) from Continuing Operations Before Income Taxes	$(2,883,191)	$270,885
(Earnings) Losses of Equity Investments	36,899	(4,951)
Distributed Income of Equity Investees	7,424	4,345
Add: Fixed Charges	206,496	102,273
Less: Capitalized Interest	(468)	(2,148)

Total Earnings as Adjusted	$(2,632,840)	$370,404

Ratio of Earnings to Fixed Charges (b)	—	3.62

(a)	Based on a 10% discount factor on the estimated present value of future operating leases.
(b)	Earnings were inadequate to cover fixed charges by $2.8 billion for the year ended December 30, 2007, as a result of non-cash impairment charges of $3.0 billion.

The Company had no registered debt securities prior to the Acquisition on June 27, 2006.